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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                         Hollywood Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   436132203
--------------------------------------------------------------------------------
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

                                 SCHEDULE 13G

-----------------------                                -------------------------

CUSIP No. 436132203                                       Page  2  of  11  Pages
                                                               ---    ----
-----------------------                                -------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jack E. Pratt
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OR ORGANIZATION

           United States
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
  NUMBER OF
                         4,120,377 (1)
   SHARES          -------------------------------------------------------------
                   6    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY         -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
   EACH
                         4,120,377(1)
 REPORTING         -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
  PERSON
                         0
   WITH
--------------------------------------------------------------------------------
     9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      4,120,377(1)
--------------------------------------------------------------------------------
     10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*                                                   [_]

--------------------------------------------------------------------------------
     11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      16.6%
--------------------------------------------------------------------------------
     12            TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

(1) Represents Common Stock owned of record by Jack E. Pratt (35,000 shares), the W.D. Pratt Family Trust (1,003,867 shares), J.E. Pratt Co. No. 1 (1,799,387 shares), and C.A. Pratt Partners, Ltd. (1,282,123 shares). Jack
     E. Pratt disclaims beneficial ownership of all shares held by J.E. Pratt Co. No. 1 exceeding his pecuniary interest therein and all shares held by the W.D. Pratt Family Trust and C.A. Pratt Partners, Ltd.

                                 SCHEDULE 13G

-----------------------                                -------------------------

CUSIP No. 436132203                                       Page  3  of  11  Pages
                                                               ---    ----
-----------------------                                -------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W.D. Pratt Family Trust
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OR ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
  NUMBER OF
                         1,003,867 (1)
   SHARES          -------------------------------------------------------------
                   6    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY         -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
   EACH
                         1,003,867(1)
 REPORTING         -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
  PERSON
                         0
   WITH
--------------------------------------------------------------------------------
     9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      1,003,867
--------------------------------------------------------------------------------
     10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*                                                   [_]

--------------------------------------------------------------------------------
     11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      4.1%
--------------------------------------------------------------------------------
     12            TYPE OF REPORTING PERSON*

                      OO - Trust
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!


(1)  Power is exercised through its Trustee, Jack E. Pratt.

                                 SCHEDULE 13G

-----------------------                                -------------------------

CUSIP No. 436132203                                       Page  4  of  11  Pages
                                                               ---    ----
-----------------------                                -------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.E. Pratt Co. No. 1
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OR ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
  NUMBER OF
                         1,799,387 (1)
   SHARES          -------------------------------------------------------------
                   6    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY         -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
   EACH
                         1,799,387(1)
 REPORTING         -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
  PERSON
                         0
   WITH
--------------------------------------------------------------------------------
     9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      1,799,387
--------------------------------------------------------------------------------
     10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*                                                   [_]

--------------------------------------------------------------------------------
     11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       7.3%
--------------------------------------------------------------------------------
     12            TYPE OF REPORTING PERSON*

                      PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Power is exercised through its Managing General Partner, Jack E. Pratt.

                                 SCHEDULE 13G

-----------------------                                -------------------------

CUSIP No. 436132203                                       Page  5  of  11  Pages
                                                               ---    ----
-----------------------                                -------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C.A. Pratt Partners, Ltd.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OR ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
  NUMBER OF
                         1,282,123 (1)
   SHARES          -------------------------------------------------------------
                   6    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY         -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
   EACH
                         1,282,123(1)
 REPORTING         -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
  PERSON
                         0
   WITH
--------------------------------------------------------------------------------
     9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      1,282,123
--------------------------------------------------------------------------------
     10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*                                                   [_]

--------------------------------------------------------------------------------
     11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       5.2%
--------------------------------------------------------------------------------
     12            TYPE OF REPORTING PERSON*

                      PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Power is exercised through its General Partner, Jack E. Pratt.

                                                       -------------------------

                                                         Page  6  of  11  Pages
                                                              ---    ----
                                                       -------------------------
Item 1(a)   Name of Issuer:
---------   --------------

                Hollywood Casino Corporation (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

                Two Galleria Tower, Suite 2200
                13455 Noel Road
                Dallas, Texas 75240

Item 2(a)   Name of Persons Filing:
---------   ----------------------

                This statement is filed on behalf of Jack E. Pratt, the W.D. Pratt Family Trust (the "Trust"), J.E. Pratt Co. No. 1 (the "Partnership"), and C.A. Pratt Partners, Ltd. (the "Limited Partnership") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

Item 2(b)   Address of Reporting Persons:
---------   ----------------------------

                Two Galleria Tower, Suite 2200
                13455 Noel Road
                Dallas, Texas 75240

Item 2(c)   Citizenship:
---------   -----------

                Jack E. Pratt is a citizen of the United States of America. The Trust is governed by the laws of the State of Texas and is located in Texas. The Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. The Limited Partnership is organized as a limited partnership under the laws of the State of Texas and is located in Texas.

Item 2(d)   Title of Class of Securities:
---------   ----------------------------

                Class A Common Stock, $0.0001 par value per share (the "Common Stock")

                                                       -------------------------

                                                         Page  7  of  11  Pages
                                                              ---    ----
                                                       -------------------------

Item 2(e)   CUSIP No.:
---------   ---------

                436132203

Item 3      Status of Person Filing:
------      -----------------------

                Not applicable.

Item 4      Ownership:
------      ---------

                Jack E. Pratt owns of record 35,000 shares of Common Stock (representing approximately 0.1% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons). Jack E. Pratt may be deemed to be the beneficial owner of an aggregate of 4,120,377 shares of Common Stock (representing approximately 16.6% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 35,000 shares owned of record by him, 1,003,867 shares owned of record by the Trust, 1,799,387 shares owned of record by the Partnership, and 1,282,123 shares owned of record by the Limited Partnership. Jack E. Pratt is the Trustee of the Trust, the Managing General Partner of the Partnership, and the General Partner of the Limited Partnership and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Trust, the Partnership and the Limited Partnership. Jack E. Pratt disclaims beneficial ownership of all shares of Common Stock owned by the Trust and the Limited Partnership and any shares of Common Stock held by the Partnership exceeding his pecuniary interest therein.

                Jack E. Pratt has sole voting power and sole dispositive power with respect to the 35,000 shares of Common Stock owned of record by him, the 1,003,867 shares of Common Stock owned of record by the Trust, the 1,799,387 shares of Common Stock owned of record by the Partnership, and the 1,282,123 shares of Common Stock owned of record by the Limited Partnership, for a total of 4,120,377 aggregate shares of Common Stock of the Company.

                The Trust owns of record and beneficially an aggregate of 1,003,867 shares of Common Stock of the Company (representing approximately 4.1% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons).

                                                       -------------------------

                                                         Page  8  of  11  Pages
                                                              ---    ----
                                                       -------------------------

                The Trust has sole voting power and sole dispositive power with respect to the 1,003,867 shares of Common Stock owned of record by it.

                The Partnership owns of record and beneficially an aggregate of 1,799,387 shares of Common Stock of the Company (representing approximately 7.3% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons).

                The Partnership has sole voting power and sole dispositive power with respect to the 1,799,387 shares of Common Stock owned of record by it.

                The Limited Partnership owns of record and beneficially an aggregate of 1,282,123 shares of Common Stock of the Company (representing approximately 5.2% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons).

                The Limited Partnership has sole voting power and sole dispositive power with respect to the 1,282,123 shares of Common Stock owned of record by it.

                The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

Item 5     Ownership of 5% or Less of a Class:
------     ----------------------------------

                Not applicable.

Item 6     Ownership of More than 5% on Behalf of Another Person:
------     -----------------------------------------------------

                No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 35,000 shares of Common Stock owned of record and beneficially by Jack E. Pratt, the 1,003,867 shares of Common Stock owned of record and beneficially by the Trust, the 1,799,387 shares of Common Stock owned of record and beneficially by the Partnership, and the 1,282,123 shares of Common Stock owned of record and beneficially by the Limited Partnership.

                                                       -------------------------

                                                         Page  9  of  11  Pages
                                                              ---    ----
                                                       -------------------------

Item 7     Identification and Classification of the Subsidiary which Acquired
------     ------------------------------------------------------------------
           the Security Being Reported on By The Parent Holding Company:
           ------------------------------------------------------------

                Not applicable.

Item 8     Identification and Classification of Members of the Group:
------     ---------------------------------------------------------

                Not applicable.

Item 9     Notice of Dissolution of Group:
------     ------------------------------

                Not applicable.

Item 10    Certification:
-------    -------------

                Not applicable.

                                                       -------------------------

                                                         Page  10  of  11  Pages
                                                              ----    ----
                                                       -------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997

                                        JACK E. PRATT


                                        /s/  Jack E. Pratt
                                        ------------------------



                                        W.D. PRATT FAMILY TRUST


                                        /s/  Jack E. Pratt
                                        ------------------------
                                        By:  Jack E. Pratt
                                             Trustee


                                        J.E. PRATT CO. NO. 1


                                        /s/  Jack E. Pratt
                                        ------------------------
                                        By:  Jack E. Pratt
                                             Managing General Partner


                                        C.A. PRATT PARTNERS, LTD.


                                        /s/  Jack E. Pratt
                                        ------------------------
                                        By:  Jack E. Pratt
                                             General Partner

                                                       -------------------------

                                                         Page  11  of  11  Pages
                                                              ----    ----
                                                       -------------------------

                                  EXHIBIT 7.1
                            JOINT FILING AGREEMENT
                            ----------------------


     In accordance with Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any amendments thereto) with regard to the common stock of Hollywood Casino Corporation, and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 12th day of February, 1997.


                                        JACK E. PRATT


                                        /s/  Jack E. Pratt
                                        ------------------------


                                        W.D. PRATT FAMILY TRUST


                                        /s/  Jack E. Pratt
                                        ------------------------
                                        By:  Jack E. Pratt
                                             Trustee


                                        J.E. PRATT CO. NO. 1


                                        /s/  Jack E. Pratt
                                        ------------------------
                                        By:  Jack E. Pratt
                                             Managing General Partner


                                        C.A. PRATT PARTNERS, LTD.


                                        /s/  Jack E. Pratt
                                        ------------------------
                                        By:  Jack E. Pratt
                                             General Partner